Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280059
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 4 DATED JULY 22, 2026
TO THE PROSPECTUS DATED APRIL 17, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 17, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company”, “BREIT,” “we,” “us,” or “our” refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of August 1, 2026;
•to disclose the calculation of our June 30, 2026 NAV per share for all share classes;
•to provide an update on the status of our current public offering (the “Offering”); and
•to otherwise update the Prospectus

Portfolio Update

For the month ended June 30, 2026, BREIT’s Class I NAV per share was $14.53 and Class I total return was 1.1% (not annualized).1

During the six months ended June 30, 2026, BREIT deployed $5.7 billion (at BREIT’s share) into the development of data centers through its QTS platform. This represents a 126% increase over the $2.5 billion deployed during the six months ended June 30, 2025. These data center developments are 100% pre-leased, in substantially all cases to investment grade tenants.

On or around July 24, 2026, the Company expects to publish its Q2 2026 Update for stockholders, which will be available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

August 1, 2026 Transaction Price
We are offering to the public four classes of shares of our common stock, Class I shares, Class S-2 shares, Class D-2 shares and Class T-2 shares in our primary offering and seven classes of shares of our common stock, Class I shares, Class S-2 shares, Class D-2 shares, Class T-2 shares, Class S shares, Class D shares and Class T shares pursuant to our distribution reinvestment plan. For the avoidance of doubt, Class S shares, Class D shares and Class T shares are only available to existing holders of such classes pursuant to our distribution reinvestment plan. The differences among the share classes relate to upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees and limits thereon. No upfront selling commissions, dealer manager fees or stockholder servicing fees are paid with respect to Class I shares, and no upfront selling commissions or dealer manager fees are paid with respect to purchases of shares of any class sold pursuant to our distribution reinvestment plan. See “Description of Capital Stock” and “Plan of Distribution” in the Prospectus for a discussion of the differences between our Class I, Class S-2, Class D-2, Class T-2, Class S, Class D and Class T shares.
The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2026 (and repurchases as of July 31, 2026) is as follows:

Transaction Price (per share)
Class I	$14.5256
Class S-2	$14.5134
Class D-2	$14.1525
Class T-2	$14.2621
The August 1 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2026. A detailed calculation of the NAV per share for each of our share classes is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 BREIT’s Class S-2 NAV per share was $14.51, Class D-2 NAV per share was $14.15, and Class T-2 NAV per share was $14.26. BREIT’s Class S-2 total return was 1.0%, Class D-2 total return was 1.1%, and Class T-2 total return was 1.0% for June 2026.

June 30, 2026 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since June 30, 2026 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2026 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, Class C, and Class L common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of June 30, 2026 ($ and shares in thousands):

Components of NAV	June 30, 2026
Investments in real estate(1)	$92,221,975
Investments in real estate debt	4,379,704
Investments in unconsolidated entities(2)	20,545,135
Cash and cash equivalents	1,405,134
Restricted cash	835,097
Other assets	3,149,786
Mortgage notes, term loans, and revolving credit facilities, net	(54,215,726)
Secured financings on investments in real estate debt	(2,655,650)
Subscriptions received in advance	(198,315)
Other liabilities	(2,660,688)
Accrued performance participation allocation	(243,066)
Management fee payable	(59,437)
Accrued stockholder servicing fees(3)	(12,666)
Non-controlling interests in consolidated subsidiaries(4)	(5,923,526)
Net asset value	$56,567,757
Number of outstanding shares/units	3,891,652
_____________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $81.2 billion allocable to us and $11.0 billion allocable to third-party joint venture interests in such investments as of June 30, 2026.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of June 30, 2026, our allocable share of the gross real estate asset value held by such entities was $44.3 billion.
(3)Stockholder servicing fees only apply to Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue an estimate of the future cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. As of June 30, 2026, the Company has accrued under GAAP $0.7 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.
(4)Includes $111.2 million of net offering proceeds raised through the DST Program as of June 30, 2026.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2026 ($ and shares/units in thousands, except per share/unit data):

Share Class/Unit	Net asset value	Number of outstanding shares/units	NAV Per Share/Unit as of June 30, 2026
Class I Shares	$31,520,822	2,170,024	$14.5256
Class S Shares	16,453,691	1,133,691	14.5134
Class S-2 Shares	779,030	53,677	14.5134
Class D Shares	1,313,357	92,800	14.1525
Class D-2 Shares	106,807	7,547	14.1525
Class T Shares	403,621	28,300	14.2621
Class T-2 Shares	6,959	488	14.2621
Class C Shares	661,893	38,788	17.0646
Class L Shares	118,090	8,107	14.5658
Third Party Operating Partnership Units(1)	5,203,487	358,230	14.5256
Total	$56,567,757	3,891,652
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2026 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.2%	5.4%
Industrial	7.5%	5.5%
Net Lease	6.6%	5.5%
Hospitality	10.8%	9.0%
Data Centers	8.6%	6.4%
Office	7.8%	5.7%
Retail	7.9%	6.3%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Rental				Data
		Housing	Industrial	Net Lease	Hospitality	Centers	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.8%	+2.0%	+1.8%	+1.7%	+0.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.9)%	(1.8)%	(1.7)%	(0.7)%	(1.9)%	(1.7)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+3.4%	+2.7%	+1.5%	+1.0%	+3.2%	+2.4%
(weighted average)	0.25% increase	(2.6)%	(3.1)%	(2.5)%	(1.4)%	(0.9)%	(2.9)%	(2.2)%

Our total NAV presented in the following tables includes the NAV of our Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of May 31, 2026 ($ and shares in thousands):

Components of NAV	May 31, 2026
Investments in real estate(1)	$92,817,161
Investments in real estate debt	3,966,561
Investments in unconsolidated entities(2)	19,657,948
Cash and cash equivalents	1,279,298
Restricted cash	740,900
Other assets	3,199,179
Mortgage notes, term loans, and revolving credit facilities, net	(54,487,708)
Secured financings on investments in real estate debt	(2,326,219)
Subscriptions received in advance	(173,849)
Other liabilities	(2,497,775)
Accrued performance participation allocation	(156,496)
Management fee payable	(58,833)
Accrued stockholder servicing fees(3)	(13,051)
Non-controlling interests in consolidated subsidiaries(4)	(5,872,842)
Net asset value	$56,074,274
Number of outstanding shares/units	3,884,712
__________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $81.9 billion allocable to us and $10.9 billion allocable to third-party joint venture interests in such investments as of May 31, 2026.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of May 31, 2026, our allocable share of the gross real estate asset value held by such entities was $42.7 billion.
(3)Stockholder servicing fees only apply to Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue an estimate of the future cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. As of May 31, 2026, the Company has accrued under GAAP $0.7 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.
(4)Includes $74.2 million of net offering proceeds raised through the DST Program as of May 31, 2026.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2026 ($ and shares/units in thousands, except per share/unit data):

Share Class/Unit	Net asset value	Number of outstanding shares/units	NAV Per Share/Unit as of May 31, 2026
Class I Shares	$31,204,172	2,163,154	$14.4253
Class S Shares	16,484,038	1,143,648	14.4136
Class S-2 Shares	688,230	47,749	14.4136
Class D Shares	1,322,522	94,083	14.0569
Class D-2 Shares	95,030	6,760	14.0569
Class T Shares	413,956	29,224	14.1649
Class T-2 Shares	6,064	428	14.1649
Class C Shares	650,626	38,538	16.8827
Class L Shares	116,975	8,091	14.4581
Third Party Operating Partnership Units(1)	5,092,661	353,037	14.4253
Total	$56,074,274	3,884,712
__________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 130,557,946 shares of our common stock (consisting of 83,948,879 Class I Shares, 38,569,017 Class S-2 Shares, 7,518,810 Class D-2 Shares, and 521,240 Class T-2 Shares) in the primary offering for total proceeds of $1.8 billion and (ii) 52,897,691 shares of our common stock (consisting of 30,990,388 Class I Shares, 18,567,256 Class S Shares, 218,607 Class S-2 Shares, 2,174,143 Class D Shares, 64,221 Class D-2 Shares, 877,739 Class T Shares, and 5,337 Class T-2 Shares) pursuant to our distribution reinvestment plan for a total value of $0.7 billion. As of June 30, 2026, our aggregate NAV was $56.6 billion. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Suitability Standards

The following paragraph updates the suitability standard for Idaho investors in the offering, including under the “Suitability Standards” section of the Prospectus and in “Appendix B: Form of Subscription Agreement.”

Idaho Investors. Purchasers residing in Idaho must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000; or (b) a minimum net worth of $350,000. Net worth shall be determined exclusive of home, home furnishings, and automobiles.

The following paragraph supersedes and replaces the paragraph entitled “Pennsylvania Investors” in the “Suitability Standards” section of the Prospectus.

Pennsylvania Investors. The offer and sale of our common stock to persons in the Commonwealth of Pennsylvania is governed by Pennsylvania law.

The heightened suitability standard for Pennsylvania investors included in Section 8.b. of “Appendix B: Form of Subscription Agreement” in the Prospectus is hereby removed in its entirety.